STRATA OIL & GAS INC.
717 7TH Ave. SW, Suite 1750
Calgary, Alberta, Canada, T2P 0Z3
Telephone:  403.237.5443
Facsimile:  403.237.5453

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2008 Annual General Meeting of the shareholders of Strata Oil & Gas Inc. (the “Company”) will be held at the Calgary Marriott Hotel located at 110 9th Avenue, S.E., Calgary, Alberta, Canada on:

Monday, July 28, 2008

at 10:00 am (Mountain Time) for the following purposes:

1.	To receive the Company’s audited financial statements for the financial year ended December 31, 2007 and the auditor’s report thereon;

2.	To re-appoint the auditor for the next year and to authorize the directors to fix the auditor’s remuneration;

3.	To elect directors;

4.	To transact any other business that may properly come before the meeting and any adjournment thereof.

An information circular (the “Information Circular”), the audited consolidated financial statements and the auditor’s report thereon for the year ended December 31, 2007, and a form of proxy (the “Proxy”) accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place.  If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the notes to the Proxy (the “Notes”).  The Company’s management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Calgary, Alberta, this 20th day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
“Manny Dhinsa”
President